SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2006
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F      X               Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes                      No      X
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________.)

FOR IMMEDIATE RELEASE
For more information contact:

Tom Witom	News & Information	(+1) 847-955-3939
Albert Trefts, Jr.	Investor Relations	(+1) 847-955-3821
CNH Series A Preference Shares to Convert into Common Shares
LAKE FOREST, Illinois (March 22, 2006) — CNH Global N.V. (NYSE:CNH) announced today that the condition was met for the automatic conversion into common shares of its 8 million outstanding Series A Preference Shares, entirely owned by Fiat. The effective date of this automatic conversion of the Series A Preference Shares will be tomorrow. The conversion rate is 12.5 newly issued common shares per Series A Preference Share, and, accordingly, an aggregate of 100 million new common shares will be issued upon the conversion.
Pursuant to their terms, the Series A Preference Shares issued in April 2003 automatically convert into common shares, at a conversion price of U.S. $20.00 per Series A Preference Share, if the average of the closing prices per share of the common shares on the New York Stock Exchange for each trading day during a period of 30 consecutive trading days exceeds $24.00 at any time through and including December 31, 2006. For the period of 30 consecutive trading days ending on Wednesday, March 22, 2006, such average was $24.01.
Upon conversion CNH will have approximately 235.4 million common shares outstanding. CNH’s total shareholders’ equity will be unaffected by the conversion. Fiat’s ownership in CNH will be approximately 90%.
Upon issuance, the new 100 million common shares will be eligible for the CNH’s proposed $0.25 per share dividend, subject to approval at the Annual General Meeting of shareholders, which will be held on April 7, 2006 at CNH’s registered offices in Amsterdam, the Netherlands. If approved the dividend will be payable on May 5, 2006 to all shareholders of record at the close of business on April 28, 2006. There will be no preferred dividend, as no preference shares will remain outstanding.
As CNH has been reporting diluted earnings per share reflecting the contingent issuance of these 100 million shares since the fourth quarter of 2004, the conversion will not, in itself, have any impact on such computation going forward.
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CNH (Case New Holland) is a world leader in the agricultural and construction equipment businesses. Supported by more than 10,500 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Roberto Miotto
Roberto Miotto
Senior Vice President, General Counsel and Secretary

March 23, 2006